                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           SALIX PHARMACEUTICALS, LTD.
             (Exact name of Registrant as specified in its charter)


                 BRITISH VIRGIN ISLANDS                                              94-3267443
(State or other jurisdiction of incorporation or organization)          (I.R.S. Employer Identification No.)


                       3600 WEST BAYSHORE ROAD, SUITE 205
                           PALO ALTO, CALIFORNIA 94303
               (Address of principal executive offices) (Zip Code)



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

      TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON WHICH
      TO BE SO REGISTERED                        EACH CLASS IS TO BE REGISTERED

             NONE                                              NONE

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO
SECTION 12(B) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(C)(1), CHECK THE FOLLOWING BOX. [ ]

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO
SECTION 12(G) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(D), CHECK THE FOLLOWING BOX. [X]

SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
RELATES:  NOT APPLICABLE.

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                          COMMON SHARE PURCHASE RIGHTS
                                (Title of Class)


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Item 1.        Description of Securities to be Registered.

        The Board of Directors of Salix Pharmaceuticals, Ltd. (the "Company") has declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock, no par value (the "Common Shares") of the Company. The dividend is payable on November 16, 1998 (the "Record Date") to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of (Cdn.)$60.00 (the "Exercise Price") (or the U.S. dollar equivalent thereof), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Protection Rights Agreement dated, November 16, 1998 (the "Rights Agreement") between the Company and Montreal Trust Company of Canada as Rights Agent (the "Rights Agent").

        The following is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement, including the form of Rights Certificate and the Summary of Rights to be provided to stockholders of the Company, is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

        The Rights will not be exercisable until the Separation Time (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares until the Separation Time. Accordingly, Common Share certificates outstanding on the Record Date will evidence the rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Shares issued after or outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Separation Time

        The Rights will generally be exercisable and begin to trade separately from the Common Shares at the close of business on the tenth day after the earlier of:

               (A) a public announcement by a person or a group of affiliated or associated persons, including persons acting jointly or in concert, (an "Acquiring Person") that it has acquired beneficial ownership of 20% or more of the outstanding Common Shares of the Company other than as a result of:

                             (1) a reduction of the number of Common Shares of the Company outstanding;


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                             (2)    a Permitted Bid or Competing Permitted Bid
                                    (as defined below); or

                             (3) acquisitions of shares in respect of which the Board of Directors has waived the provisions of the Rights Plan; or

                             (4)    certain types of proportionate acquisitions;
                                    and

               (B) the date of the commencement of, or the first public announcement of the intent of any person to commence, a bid which, if completed, would result in a person having 20% or more of the outstanding Common Shares of the Company (other than a Permitted Bid or Competing Permitted Bid, as defined in the Rights Agreement and described below);

or such earlier or later date as may from time to time be determined by the Board of Directors of the Company (the "Separation Time").

Issuance of Rights Certificates; Expiration of Rights

        Promptly following the Separation Time, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) and such separate Rights Certificates alone will evidence the Rights from and after the Separation Time. All Common Shares issued prior to the Separation Time will be issued with Rights. The Rights will expire on November 16, 2003, subject to earlier expiry in accordance with the provisions of the Rights Agreement (the "Expiration Time"), unless the Expiration Time is extended or unless the Rights are earlier redeemed or exchanged by the Company.

Exercise of Rights

        After the Separation Time, each Right will entitle the holder thereof to acquire one Common Share upon payment of the Exercise Price. The Exercise Price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the Common Shares.

        Following a transaction that results in a person becoming an Acquiring Person (a "Flip-in Event"), the Rights will entitle the holders to receive upon exercise of the Rights, Common Shares with a market value equal to twice the exercise price of the Rights, subject to the ability of the Board of Directors of the Company to waive the application of the Rights Agreement to a particular Flip-in Event and the ability of the Board of Directors of the Company to redeem the Rights. The Rights Agreement contains standard and customary anti-dilution provisions relating to the Rights. In such event, however,


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any Rights beneficially owned by an Acquiring Person (including any affiliates, associates, persons acting jointly or in concert and any direct or indirect transferee of such person) will be void.

        If after the Rights have been triggered the Board of Directors determines that the Rights Plan is inadequate protection for the holders of the Rights, it may authorize the Company to issue or deliver, either in return for the relevant exercise price or without charge, debt or equity or other securities or assets (or a combination thereof) of the Company. This exchange option preserves the economic benefit of the Rights by diluting the acquirer's position and, in certain circumstances, would operate in a manner such that the shareholders would not be required to actually invest funds to effect the dilution.

        An acquisition of Common Shares that would otherwise make a person an Acquiring Person will not trigger the Rights if the acquisition is pursuant to a "Permitted Bid" or a "Competing Permitted Bid".

        To make a Permitted Bid, among other things, the offeror must make a bid for all outstanding Common Shares of the Company and meeting certain conditions, including the following requirements:

        (1) the bid must be open for acceptance for not less than 90 days and permit deposited Shares to be withdrawn during such period;

        (2) the offeror may only take-up and pay for shares deposited under the bid if more than 50% of the Voting Shares have been deposited under the bid and not withdrawn; and

        (3) the offeror must make arrangements satisfactory to the Board for the deposit of shares arising on the exercise of employee options.

A Permitted Bid or Competing Permitted Bid must otherwise be made in compliance with and not on a basis which is exempt from the provisions of the securities legislation regarding takeover bids.

        A Competing Permitted Bid is a takeover bid that satisfies all of the provisions of a Permitted Bid except that Common Shares may be taken up and paid for under the Competing Permitted Bid on a date which is not earlier than the later of 21 days after the date of the takeover bid or the earliest date the Common Shares may be taken up and paid for under any other Permitted Bid then in existence.

        Offer to All for All. Generally, the Permitted Bid definition requires that the takeover bid be made for all of the Common Shares of the Company on the same basis, rather than pursuant to the exemptions from the current applicable legislative regime that would allow an offeror to acquire control of the Company pursuant to one or more private agreements at a premium to the then current market price without an offer being made to all of the other shareholders or any requirement that the premium be shared with other shareholders of the Company. The Permitted Bid definition does not allow partial bids.


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        Right of Withdrawal. A Permitted Bid must allow withdrawal of securities while the bid is required to be open for acceptance. This allows shareholders to withdraw their deposited securities in order to react to the most recent information or events up to the permitted expiry date of the bid. Thus, any competing offer or other alternative for the shareholders in the later stages of an outstanding offer will be available to all shareholders.

        The Board of Directors may, at its option, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at a redemption price of (Cdn.)$0.0001 per Right. If an offeror acquires 50% or more of the Common Shares held by shareholders independent of the offeror pursuant to a Permitted Bid or Competing Permitted Bid, the Board of Directors will be deemed to have elected to redeem the Rights.

Adjustments to Prevent Dilution

        The Exercise Price payable, the number of Rights and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.

Cash Paid Instead of Issuing Fractional Shares

        No fractional portion less than integral multiples of one will be issued upon exercise of a Right and in lieu thereof, payment in cash will be made based on the Market Price of the Common Shares (as determined pursuant to the Rights Agreement).

Redemption and Waiver

        The Board of Directors may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of (Cdn.)$0.0001 per Right, appropriately adjusted (the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

        If an offeror successfully completes a Permitted Bid by having taken up and paid for not less than 50 per cent of the Voting Shares held by Independent Shareholders pursuant to Permitted Bid Acquisitions, the Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the Expiration Date of the Permitted Bid.


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        If the Board of Directors elects to or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon without further action and without notice terminate and the only right thereafter of the holder of a Right shall be to receive the Redemption Price. Within 10 days of the Board of Directors electing or being deemed to have elected to redeem the Rights, the Company shall give notice of such redemption to the holders of the then outstanding Rights.

        The Board of Directors may until the occurrence of a Flip-in Event determine, upon prior written notice delivered to the Rights Agent, to waive the application of the price adjustment provisions of the Rights Agreement to any particular Flip-in Event.

        The Board of Directors may prior to the Close of Business on the tenth day following the Stock Acquisition Date determine to waive or to agree to waive the application of the price adjustment provisions of the Rights Agreement to the Flip-in Event giving rise to the Stock Acquisition Date, provided that the Acquiring Person has (i) reduced its Beneficial Ownership of Voting Shares or
(ii) has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within 30 days of the date on which such contractual arrangement is entered into, such that at the time the waiver becomes effective such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective, such Flip-in Event shall be deemed not to have occurred.

        Where a takeover bid, or other events giving rise to a Separation Time, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, or in any other circumstances prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the events giving rise to the Separation Time shall be deemed not to have occurred.

No Shareholders' Rights Prior to Exercise

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

        The provisions of the Rights Agreement may, without the approval of Rights holders, be supplemented or amended by the Board of Directors in any manner prior to receipt of shareholder approval in respect of the Rights Agreement. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that


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no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Certain Antitakeover Effects

        The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. The Company believes that takeover attempts frequently include coercive tactics to deprive a Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a partial or two- tier tender offer that does not treat all shareholders equally. The Company believes that coercive tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

        The Rights Plan discourages discriminatory or unfair takeover offers for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited takeover bid for the Company. Since the Rights Plan may substantially dilute an offeror's position, it encourages an offeror to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any takeover bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the takeover bid on a fully informed basis.

        The Rights Plan is not intended to deter full and fair offers for the shares of the Company. The Rights Plan does not burden on the Company's operations or financial capacity. The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

        A potential offeror not wishing to make a Permitted Bid may negotiate with the Board to make a takeover bid on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that particular transaction or redeem the Rights, thereby allowing such bid to proceed without dilution to the offeror.

        The Rights Plan is initially not dilutive and, until a Flip-in Event occurs, is not expected to have any effect on the trading of Common Shares of the Company. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings and cash flow per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution. In addition to exercising their Rights, holders will be able to sell their Rights.


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        The Rights Plan is not intended to deter a person from seeking to acquire control of the Company if such person is prepared to make a takeover bid which is a Permitted Bid or Competing Permitted Bid in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% or more of the outstanding Common Shares of the Company other than by way of a Permitted Bid or a Competing Permitted Bid. This impracticability arises from the Rights substantially diluting the holdings of a person seeking control of the Company other than by a Permitted Bid or a Competing Permitted Bid.

        The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. Accordingly, the Rights should not preclude any takeover approved by the Board of Directors.

Item 2.        Exhibits.

               1. Shareholder Protection Rights Agreement, dated as of November 16, 1998 between Salix Pharmaceuticals, Ltd. and Montreal Trust Company of Canada, including the form of Rights Certificate, the form of Election to Exercise and the form of Assignment attached thereto as Exhibits.

               2.     Memorandum of Association of Salix Holdings, Ltd.(1)

               3.     Articles of Association of Salix Holdings, Ltd.(2)

---------------

(1) Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed on August 15, 1997.

(2) Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 filed on August 15, 1997.


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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       SALIX PHARMACEUTICALS, LTD.


Date: November 16, 1998
                                       By: /s/ ROBERT P. RUSCHER
                                          -------------------------------------
                                            Robert P. Ruscher, Vice President


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                                  EXHIBIT INDEX

   EXHIBIT
     NO.                                     EXHIBIT
   -------                                   -------
      1       Shareholder Protection Rights Agreement, dated as of November 16,
              1998 between Salix Pharmaceuticals, Ltd. and Montreal Trust
              Company of Canada, including the form of Rights Certificate, the form of Election to Exercise and the form of Assignment attached thereto as Exhibits.
      2       Memorandum of Association of Salix Holdings, Ltd.(1)
      3       Articles of Association of Salix Holdings, Ltd.(2)

------------

(1) Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed on August 15, 1997.

(2) Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 filed on August 15, 1997.